

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2023

Debra McCann
Executive Vice President and Chief Financial Officer
Unisys Corporation
801 Lakeview Drive, Suite 100
Blue Bell, Pennsylvania 19422

> **Re: Unisys Corporation**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 24, 2023**
> **File No. 001-08729**

Dear Debra McCann:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program